Exhibit 99.1

Eco Wave Power Signs Agreement for Feasibility Study in South Africa,
Marking Strategic Entry into African Market

Stockholm, Sweden – July 24, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology developer, is pleased to announce the signing of an agreement with the Africa Great Future Development Ltd (AGFDL) to conduct a feasibility study for a potential wave energy power station at the Port of Ngqura, South Africa.

This agreement marks Eco Wave Power’s first step into the African market and aligns with the Company’s strategy to expand into regions with high renewable energy demand and strong coastal resource potential.

South Africa continues to face a critical energy challenge, with more than 80% of its electricity currently generated from coal-fired power plants. Persistent power shortages and environmental concerns highlight the urgent need for clean, reliable alternatives. With over 2,800 kilometers of coastline, the country has substantial untapped wave energy potential that could help diversify its energy mix.

“Eco Wave Power is excited to explore South Africa’s wave energy potential in partnership with AGFDL,” said Inna Braverman, Founder and CEO of Eco Wave Power. “This feasibility study represents a meaningful step toward addressing energy access and sustainability in Africa, while advancing our global mission to commercialize wave energy technology.”

The Port of Ngqura, located in the Eastern Cape Province and operated by Transnet National Ports Authority, is one of South Africa’s most strategic deep-water ports and is adjacent to Coega Special Economic Zone, the largest SEZ in Southern Africa. Its robust breakwater infrastructure and direct ocean exposure makes it technically suitable for wave energy implementation.

“This collaboration represents an important opportunity to support Africa’s clean energy transition,” said Wilfred Emmanuel-Gottlieb, CEO of AGFDL. “Wave energy has the potential to play a key role in delivering sustainable, reliable power to underserved communities and industries.”

“This project is about delivering practical, long-term impact,” added Alphonsus Ukah, Co-Founder and Chairman of AGFDL. “We believe this technology could become a critical part of Africa’s renewable energy future, and we are pleased to begin this journey with Eco Wave Power.”

This new study adds to Eco Wave Power’s expanding international project pipeline. The Company currently operates a grid-connected power station in Jaffa Port, Israel, in partnership with EDF Renewables IL. It is also finalizing its first U.S. power station in the Port of Los Angeles, scheduled for launch in September 2025, with co-investment from Shell Marine Renewable Energy (MRE).

In addition, Eco Wave Power is advancing its first MW-scale project in Portugal, and pilot projects in Taiwan (in collaboration with local I-Ke), and India (in partnership with Fortune 500 company Bharat Petroleum).

“These developments reflect our strategy to demonstrate the scalability and viability of wave energy across diverse global markets,” Braverman added. “Africa’s energy challenges require bold innovation, and we are proud to take this first step toward delivering real solutions on the continent.”

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses South Africa having substantial untapped wave energy potential and when it discusses its expectation that the Company’s first U.S. power station in the Port of Los Angeles is scheduled for launch in September 2025. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.